Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

Harris Corporation and L3 Technologies to Combine in Merger of Equals
to Create a Global Defense Technology Leader

•	Combination creates a global defense technology leader with a broad portfolio of capabilities and increased scale to address evolving customer needs
•	Complementary businesses with a shared culture of innovation and operational excellence to accelerate growth and improve margins
•	$500M of annual gross pre-tax cost synergies in year 3; $300M net of savings returned to customers
•	Cash EPS accretive in first full year post close; targeting $3 billion in free cash flow by year 3
•	Combined company to be named “L3 Harris Technologies” and headquartered in Melbourne, Florida
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MELBOURNE, FL and NEW YORK, NY October 14, 2018 — Harris Corporation (NYSE:HRS) and L3 Technologies, Inc. (NYSE:LLL) have agreed to combine in an all stock merger of equals to create a global defense technology leader, focused on developing differentiated and mission critical solutions for customers around the world. Under the terms of the merger agreement, which was unanimously approved by the boards of directors of both companies, L3 shareholders will receive a fixed exchange ratio of 1.30 shares of Harris common stock for each share of L3 common stock, consistent with the 60-trading day average exchange ratio of the two companies. Upon completion of the merger, Harris shareholders will own approximately 54 percent and L3 shareholders will own approximately 46 percent of the combined company on a fully diluted basis.

The combined company, L3 Harris Technologies, Inc., will be the 6th largest defense company in the U.S. and a top 10 defense company globally, with approximately 48,000 employees and customers in over 100 countries. For calendar year 2018, the combined company is expected to generate net revenue of approximately $16 billion, EBIT of $2.4 billion and free cash flow of $1.9 billion.

Harris Chairman, President and Chief Executive Officer, William M. Brown said, “This transaction extends our position as a premier global defense technology company that unlocks additional growth opportunities and generates value for our customers, employees and shareholders. Combining our complementary franchises and extensive technology portfolios will enable us to accelerate innovation to better serve our customers, deliver significant operating synergies and produce strong free cash flow, which we will deploy to drive shareholder value. Integration planning is already underway, and from our extensive experience with integration, we are confident in our ability to realize $500 million of annual gross cost synergies and $3 billion of free cash flow by year 3.”

L3 Chairman, President and Chief Executive Officer, Christopher E. Kubasik said, “This merger creates greater benefits and growth opportunities than either company could have achieved alone. The companies were on similar growth trajectories and this combination accelerates the journey to becoming a more agile, integrated and innovative non-traditional 6th Prime focused on investing in important, next-generation technologies. L3 Harris Technologies will possess a wealth of technologies and a talented and engaged workforce. By unleashing this potential, we will strengthen our core franchises, expand into new and adjacent markets and enhance our global presence.”

Strategic Benefits of the Merger
Increased scale with a well-balanced portfolio of complementary franchises: The combined portfolio brings depth and balance of relationships across a wide range of customers, in both the U.S. and international markets. Increased scale will enable the combined company to be more cost competitive, expand capabilities to provide end-to-end solutions across multiple domains of air, sea, land, space and cyber, enhance leadership in RF and spectrum technologies and establish a leading platform-agnostic supplier and integrator.

Shared culture of innovation and operating philosophy creates stronger platform to drive growth:
Both L3 and Harris are technology driven organizations with significant R&D investment and a combined workforce of approximately 22,500 engineers and scientists. The combined company plans to accelerate investment in select technologies to expand leadership in key strategic domains including national security.  By leveraging a common operating philosophy of continuous improvement and operational excellence, L3 Harris Technologies will continue to drive operating margin improvement.

Meaningful value creation opportunity: The combination is expected to generate approximately $500 million of annual gross pre-tax cost synergies, or $300 million net of savings returned to customers, in year 3.  The savings will come from reducing direct and indirect spend, rationalizing footprint, consolidating corporate and segment headquarters, establishing a common shared services platform for IT and finance and reducing other overhead costs. The company is expected to invest approximately $450 million cash to achieve the synergies over the next 3 years.

Strong balance sheet with significant cash flow generation: On a calendar year 2018 basis, L3 Harris Technologies is expected to have approximately $16 billion of revenue, $2.4 billion of EBIT, and $1.9 billion of free cash flow. The combined company will target $3 billion in free cash flow by year 3, driven by organic growth, cost synergies, working capital improvements and capital expenditure efficiencies. L3 Harris Technologies will be well capitalized with a strong balance sheet and a leverage ratio of 2.2x net debt to trailing twelve months EBITDA. The combined company will remain committed to maintaining an investment grade credit rating and a dividend payout consistent with each company’s current practice and deploying excess cash toward share repurchases, including up to $2 billion in share repurchases in the 12 months post-closing.

Governance and Leadership
L3 Harris Technologies will be headquartered in Melbourne, Florida and led by a highly experienced and proven leadership team that reflects the strengths and capabilities of both companies and will share equally in the integration process.

The combined company’s Board of Directors will have 12 members, consisting of six directors from each company. William M. Brown will serve as chairman and chief executive officer, and Christopher E. Kubasik will serve as vice chairman, president and chief operating officer for the first two years following the closing of the transaction. For the third year, Mr. Brown will transition to executive chairman and Mr. Kubasik to chief executive officer, after which Mr. Kubasik will become chairman and chief executive officer.

Additional senior leadership positions for L3 Harris Technologies will be determined at a later date.

Timing and Approvals
The merger is expected to close in mid-calendar year 2019, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company.

Advisors
Morgan Stanley & Co. LLC is acting as financial advisor to Harris and Sullivan & Cromwell LLP is serving as principal legal counsel, with Paul, Weiss, Rifkind, Wharton & Garrison LLP as special counsel to the board of directors. Goldman Sachs is acting as financial advisor to L3 and Simpson Thacher & Bartlett LLP is serving as legal counsel.

Earnings Releases
In separate news releases, Harris and L3 Technologies both reported financial results for the quarter ended September 28, 2018.

Joint Conference Call and Webcast Details
Harris Corporation and L3 Technologies will conduct a live conference call and webcast on October 15, 2018 at 8:00 a.m. (ET). The webcast of the conference call, along with related slides, will be accessible through Harris’ and L3’s websites as well as through the joint transaction website at www.l3harris.mergerannouncement.com. The conference call will also be available for replay through Harris’ and L3’s websites, or at (800) 585-8367 (domestic) and (404) 537-3406 (international) through October 29, 2018. Conference ID 6109449.

About Harris Corporation
Harris Corporation is a leading technology innovator, solving customers’ toughest mission-critical challenges by providing solutions that connect, inform and protect. Harris supports government and commercial customers in more than 100 countries and has approximately $6 billion in annual revenue. The company is organized into three business segments: Communication Systems, Electronic Systems and Space and Intelligence Systems. Learn more at harris.com.

About L3 Technologies
L3 Technologies is an agile innovator and leading provider of global ISR, communications and electronic systems for military, homeland security and commercial aviation customers. With headquarters in New York City and approximately 31,000 employees worldwide, L3 Technologies develops advanced defense technologies and commercial solutions in pilot training, aviation security, night vision and EO/IR, weapons, maritime systems and space. Learn more at www.l3t.com.

Contacts:
Harris Corporation:
Investor Relations: Anurag Maheshwari; anurag.maheshwari@harris.com; +1 321 727 9383
Media: Jim Burke: jim.burke@harris.com; +1 321 604 0067
L3 Technologies:
Investor Relations: John Kim: john.kim@L3T.com; +1 212 805 5230
Media: Jennifer Barton: Jennifer.Barton@L3T.com; +1 917 822 6763

Forward-Looking Statements
Statements in this communication that are not historical facts are forward-looking statements that reflect Harris Corporation’s and L3 Technologies’ respective management’s current expectations, assumptions and estimates of future performance and economic conditions. Such statements are made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include but are not limited to: statements about the expected timing and completion of the proposed combination; the anticipated benefits of the proposed combination, including estimated synergies; the effects of the proposed combination, including on future financial and operating results and financial position; the integration of the parties’ operations, including accelerated investment in technology and technology capabilities; plans and expectations for the combined company, including regarding free cash flow, share repurchases, dividend levels, credit ratings and leverage ratio; and other statements that are not historical facts. The parties caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that stockholders of either party may not approve the proposed combination; the risk that the parties may not be able to obtain (or may be required to make divestitures in order to obtain) the necessary regulatory approvals or to satisfy any of the other conditions to the proposed combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed combination; risks related to the inability to realize benefits or to implement integration plans and other consequences associated with the proposed combination; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties; and the risk that the proposed combination and its announcement could have an adverse effect on either or both parties’ ability to retain customers and retain and hire key personnel and maintain relationships with suppliers and customers, including the U.S. Government and other governments, and on their operating results and businesses generally. The foregoing list of risks and uncertainties that could cause actual results to differ from those described in forward-looking statements is not exhaustive. Further information relating to factors that may impact the parties’ results and forward-looking statements are disclosed in their respective filings with the Securities and Exchange Commission (“SEC”). The forward-looking statements in this communication are made as of the date of this communication, and the parties disclaim any intention or obligation, other than imposed by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Persons receiving this communication are cautioned not to place undue reliance on forward-looking statements.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is made in respect of the proposed combination of L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris” and together with L3 Technologies, the “parties”), as contemplated by the Agreement and Plan of Merger, dated as of October 12, 2018 (the “merger agreement”), among L3, Harris and a wholly owned merger subsidiary of Harris . In connection with the proposed combination, Harris intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of the parties that also constitutes a prospectus of Harris. The parties will make the joint proxy statement/prospectus available to their respective stockholders. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other documents that either or both parties or any of their respective affiliates may file with the SEC or make available to their respective security holders. INVESTORS AND SECURITY HOLDERS OF EACH PARTY AND ITS AFFILIATES ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE), BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED COMBINATION. Copies of the registration statement, including the joint proxy statement/prospectus, and other documents filed with the SEC (when available) may be obtained free of charge on the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Harris also may be obtained free of charge on its website at www.harris.com/investors/financial-reports. Copies of documents filed with the SEC by L3 Technologies also may be obtained free of charge on its website at www.l3t.com

Participants in Solicitation
Harris, L3 and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed combination under the rules of the SEC. Information about the directors and executive officers of Harris  is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on September 6, 2018. Information about the directors and executive officers of L3 is set forth in the proxy statement relating to its 2018 annual meeting of stockholders filed with the SEC on March 26, 2018. Additional information regarding the interests of these participants will be included in the joint proxy statement/prospectus regarding the proposed combination and other relevant materials to be filed with the SEC when they become available. Copies of these documents may be obtained free of charge as described in the preceding paragraph.